UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate taxpayer’s ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

CPFL Geração de Energia S.A.

A Publicly Held Company

Corporate taxpayer’s ID (CNPJ) 03.953.509/0001-47

Company Registry (NIRE) 353.001.795-95

ANNOUNCEMENT TO THE MARKET

CPFL Energia S.A. (“CPFL Energia”) and the subsidiary CPFL Geração de Energia S.A. (“CPFL Geração”), together denominated “Companies”, hereby announce to its shareholders and the market that, in meetings held on April 15, 2014, Companies’ Boards of Directors approved the execution of New Agreement of Energy Supply by CPFL Geração, and Furnas - Centrais Elétricas S.A. ("Furnas"), which will include similar terms as agreed in the Energy Supply Agreement No. 12,291 signed on January 2, 1998 and subsequent Amendments, whereby the conditions of the sale of the energy of Serra da Mesa Hydroelectric Power Plant ("Serra da Mesa HPP") were detailed, which follow:

•         Amount: 51.54% stake of the availability of power and energy of Serra da Mesa HPP, corresponding to 345.4 average MW;

•         Term: April 01, 2014 to April 16, 2028;

•         Annual Readjustment: variation of the IGP-M inflation index;

•         Price: R$ 156.70 per MWh, net of sector charges, in the base date of April 01, 2014. The equivalent gross price, including the respective sector charges, is of R$ 182.90 per MWh.

São Paulo, April 16, 2014.

CPFL Energia S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

CPFL Geração de Energia S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 16, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.